Exhibit 99.1

news release

Hydro One seeks to review and vary pension findings in OEB decision and pursues

Ontario Divisional Court appeal on the deferred tax asset decision

Toronto, ON – March 26, 2019 – Hydro One Networks Inc. (Hydro One) announced that today it will file a Motion to Review and Vary the Ontario Energy Board’s (OEB) decision on the company’s 2018-2022 Distribution Revenue Requirement Application with respect to reductions to pension contributions. The company will also pursue an appeal to the Ontario Divisional Court for the above-mentioned pension findings.

The company also intends to appeal to the Ontario Divisional Court with respect to the OEB’s decision upholding its original finding on the handling of the deferred tax asset that arose from the payment of a departure tax at the time of Hydro One’s transition to an investor-owned company.

The deadline to appeal to the Ontario Divisional Court is April 6, 2019.

A copy of the Review and Vary Motion may be obtained at www.HydroOne.com/Regulatory.

About Hydro One Inc.:

Hydro One Inc. is a fully owned subsidiary of Hydro One Limited, Ontario’s largest electricity transmission and distribution provider with almost 1.4 million valued customers, approximately $25.7 billion in assets and 2018 annual revenues of nearly $6.2 billion. Our team of approximately 8,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2018, Hydro One invested almost $1.6 billion in its 30,000 circuit km of high-voltage transmission and 123,000 circuit km of primary distribution networks and injected approximately $1.3 billion into the economy by buying goods and services in Ontario. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are one of only six utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. Through Hydro One Telecom Inc.’s extensive fibre optic network, we also provide advanced broadband telecommunications services on a wholesale basis. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H).

Forward-Looking Statements and Information

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For more information, contact Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868. Our website is www.HydroOne.com. Follow us on facebook.com/HydroOneOfficial, twitter.com/HydroOne and instagram.com/HydroOneOfficial.